                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)

                               AST RESEARCH, INC.
                           (Name of Subject Company)

                         SAMSUNG ELECTRONICS CO., LTD.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

                                --------------

                              JAE CHANG LEE, ESQ.
                         SAMSUNG ELECTRONICS CO., LTD.
                             SAMSUNG MAIN BUILDING
                        250, 2-KA, TAEPYUNG-RO, CHUNG-KU
                              SEOUL, KOREA 100-742
                               011-82-2-727-7100
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

       THOMAS D. MAGILL, ESQ.                      HENRY LESSER, ESQ.
     GIBSON, DUNN & CRUTCHER LLP                  IRELL & MANELLA LLP
    JAMBOREE CENTER, 4 PARK PLAZA          333 SOUTH HOPE STREET, SUITE 3300
      IRVINE, CALIFORNIA 92714               LOS ANGELES, CALIFORNIA 90071
           (714) 451-3800                            (213) 620-1555

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

            TRANSACTION VALUATION                         AMOUNT OF FILING FEE
------------------------------------------------------------------------------
              $ 170,507,667.60*                                 $34,102**
------------------------------------------------------------------------------

 * For purposes of fee calculation only. The total transaction value is based on 57,964,830 Shares outstanding as of April 21, 1997 less 26,389,336 Shares owned by Purchaser and its subsidiaries, multiplied by the offer price of $5.40 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-
   11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: N/A    Filing party: N/A
                        ---                  ---
Form or registration no.: N/A  Date filed: N/A
                          ---              ---

                                     14D-1

                              CUSIP NO. 001907104
                              -------------------

 1.    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Samsung Electronics Co., Ltd.
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                  (b) [_]
                                                                    N/A
--------------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*

       WC and/or BK
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) or 2(f)
                                                                  [_]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Korea
--------------------------------------------------------------------------------
 7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,789,336
--------------------------------------------------------------------------------
 8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES*
                                                                  [_]
                                                                  N/A
--------------------------------------------------------------------------------
 9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       49.4%
--------------------------------------------------------------------------------
 10.   TYPE OF REPORTING PERSON*

       CO

                                 INTRODUCTION

  This Tender Offer Statement on Schedule 14D-1 and Amendment No. 14 to
Schedule 13D (this "Statement") relates to the offer by Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of AST Research, Inc., a Delaware corporation (the "Company") and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement dated as of January 28, 1994 between the Company and American Stock Transfer and Trust Company, as amended, at a price of $5.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 21, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 14, 1997, by and among Purchaser, AST Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Sub"), and the Company, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein (including without limitation, the purchase of Shares pursuant to the Offer), Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held in the treasury of the Company or by Purchaser or any direct or indirect wholly owned subsidiary of Purchaser or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have complied with all of the relevant provisions of Section 262 of the General Corporation Law of the State of Delaware) will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest, upon surrender of the certificate representing the Share.

  The information contained in this Statement concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Special Committee (as defined in the Offer to Purchase) and the Board of Directors of the Company in connection with the transaction, the opinion of the Special Committee's financial advisor, and the Company's capital structure and historical and projected financial information, was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a) The name of the subject company is AST Research, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 16215 Alton Parkway, Irvine, California 92718.

  (b) The class of equity securities being sought is all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under Section 6 is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) This Statement is filed by Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, and the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers of Purchaser and each of the persons carrying out functions in Purchaser similar to that of a director in a United States corporation are set forth in the Offer to Purchase under the captions "INTRODUCTION", "THE TENDER OFFER--8. Certain Information Concerning Purchaser", and in Schedule I to the Offer to Purchase, and are incorporated herein by reference.

  (e)-(f) During the last five years, neither Purchaser, nor, to the knowledge of Purchaser, any of the persons listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a) The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS-- The Merger Agreement", "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER--8. Certain Information Concerning Purchaser" and "THE TENDER OFFER-- 10. Certain Transactions between Purchaser and the Company" is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "SPECIAL FACTORS--The Merger Agreement", "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS--Beneficial Ownership of Shares", "THE TENDER OFFER--8. Certain Information Concerning Purchaser" and "THE TENDER OFFER--10. Certain Transactions between Purchaser and the Company" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Financing of the Offer and the Merger" is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "SPECIAL FACTORS--The Merger Agreement" is incorporated herein by reference.

  (f)-(g) The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "THE TENDER OFFER--
12. Effects of the Offer on the Market for Shares; NASDAQ National Market System and Exchange Act Registration" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger" and "THE TENDER OFFER--8. Certain Information Concerning Purchaser" is incorporated herein by reference.

  (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Offer to Purchase under the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger", "SPECIAL FACTORS--The Merger Agreement", "THE TENDER OFFER--8. Certain Information Concerning Purchaser" and "THE TENDER OFFER--10. Certain Transactions between Purchaser and the Company" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS-- Analysis of Financial Advisor to Purchaser" and "THE TENDER OFFER--15. Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--8. Certain Information Concerning Purchaser" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b), (c), (e) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--14. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--12. Effects of the Offer on the Market for Shares; NASDAQ National Market System and Exchange Act Registration" is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and Merger Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated April 21, 1997

  (a)(2) Letter of Transmittal

  (a)(3) Notice of Guaranteed Delivery

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

  (a)(7) Summary Advertisement, dated April 21, 1997

  (a)(8) Press Release, dated April 21, 1997, issued by Purchaser

  (b)    Not applicable

  (c)(1) Agreement and Plan of Merger, dated as of April 14, 1997, among the Company, Purchaser and Sub (included as Annex A to Exhibit (a)(1))

  (c)(2) Second Additional Support Agreement, dated as of December 13, 1996, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company with the Commission on December 26, 1996)

  (c)(3) Additional Support Agreement, dated as of December 21, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company with the Commission on December 22, 1995)

  (c)(4) Amendment No. 1 to Stockholder Agreement, dated as of December 21, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company with the Commission on December 22, 1995)

  (c)(5) Amendment No. 2 to Stock Purchase Agreement, dated as of July 29, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.14 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

  (c)(6) General Terms Agreement, dated as of July 31, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit
         99.9 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

  (c)(7) Letter Agreement, dated as of July 31, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.13 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

  (c)(8) Letter of Credit Agreement, dated as of July 31, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit
         99.12 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

  (c)(9) Registration Agreement, dated as of July 31, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.11 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

  (c)(10) Stockholder Agreement, dated as of July 31, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.10 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

  (c)(11) Amendment No. 1 to Stock Purchase Agreement, dated as of June 1, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 1 to the Amendment No. 1 to Schedule 14D-9 filed by the Company with the Commission on June 8, 1995)

  (c)(12) Stock Purchase Agreement, dated as of February 27, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit
          2.1 to the Current Report on Form 8-K filed by the Company with the Commission on March 3, 1995)

  (c)(13) Strategic Alliance Agreement, dated as of February 27, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.8 to the Current Report on Form 8-K filed by the Company with the Commission on March 3, 1995)

  (d)     Not applicable

  (e)     Not applicable

  (f)     Not applicable

                                   SIGNATURE

  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 1997                     SAMSUNG ELECTRONICS CO., LTD.

                                              /s/ Jae Chang Lee
                                          By: _________________________________
                                              Jae Chang Lee
                                              Director / General Legal Counsel

                                 EXHIBIT INDEX


 EXHIBIT
   NO.       DESCRIPTION
 -------     -----------
  (a)(1) Offer to Purchase, dated April 21, 1997

  (a)(2) Letter of Transmittal

  (a)(3) Notice of Guaranteed Delivery
  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees

  (a)(5) Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees

  (a)(6) Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9

  (a)(7) Summary Advertisement, dated April 21, 1997

  (a)(8) Press Release, dated April 21, 1997, issued by Purchaser

  (b)    Not applicable

  (c)(1) Agreement and Plan of Merger, dated as of April 14,
         1997, among the Company, Purchaser and Sub (included as
         Annex A to Exhibit (a)(1))

  (c)(2) Second Additional Support Agreement, dated as of
         December 13, 1996, among the Company and Purchaser
         (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company with the Commission on December 26, 1996)

  (c)(3) Additional Support Agreement, dated as of December 21,
         1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.2 to the Current
         Report on Form 8-K filed by the Company with the Commission on December 22, 1995)

  (c)(4) Amendment No. 1 to Stockholder Agreement, dated as of
         December 21, 1995, among the Company and Purchaser
         (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company with the Commission on December 22, 1995)

  (c)(5) Amendment No. 2 to Stock Purchase Agreement, dated as of
         July 29, 1995, among the Company and Purchaser
         (incorporated herein by reference to Exhibit 99.14 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

  (c)(6) General Terms Agreement, dated as of July 31, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.9 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

  (c)(7) Letter Agreement, dated as of July 31, 1995, among the
         Company and Purchaser (incorporated herein by reference to Exhibit 99.13 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

 EXHIBIT
   NO.      DESCRIPTION
 -------    -----------

  (c)(8) Letter of Credit Agreement, dated as of July 31, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.12 to the Current Report on Form
         8-K filed by the Company with the Commission on August
         7, 1995)

  (c)(9) Registration Agreement, dated as of July 31, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.11 to the Current Report on Form
         8-K filed by the Company with the Commission on August
         7, 1995)

  (c)(10) Stockholder Agreement, dated as of July 31, 1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.10 to the Current Report on Form 8-K filed by the Company with the Commission on August 7, 1995)

  (c)(11) Amendment No. 1 to Stock Purchase Agreement, dated as of June 1, 1995, among the Company and Purchaser
          (incorporated herein by reference to Exhibit 1 to the Amendment No. 1 to Schedule 14D-9 filed by the Company with the Commission on June 8, 1995)

  (c)(12) Stock Purchase Agreement, dated as of February 27,
          1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current
          Report on Form 8-K filed by the Company with the Commission on March 3, 1995)

  (c)(13) Strategic Alliance Agreement, dated as of February 27,
          1995, among the Company and Purchaser (incorporated herein by reference to Exhibit 99.8 to the Current
          Report on Form 8-K filed by the Company with the Commission on March 3, 1995)

  (d)     Not applicable

  (e)     Not applicable

  (f)     Not applicable